FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding the notice of extraordinary general meeting of the Huaneng Power International, Inc. (the "Registrant"); and

2.	an announcement regarding the opinion of the independent financial adviser in respect of the continuing connected transaction of the Registrant;

both made by the Registrant on January 17, 2008.

Document 1

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Notice of Extraordinary General Meeting

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 4 March 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following ordinary resolution:

Ordinary Resolution:

1.
To consider and approve the coal purchase and coal transportation framework agreement entered into between the Company and Huaneng Energy & Communications Holding Co., Ltd., the continuing connected transaction as contemplated thereby and the transaction cap for 2008 thereof.(Note 1)

By Order of the Board Gu Biquan Company Secretary

17 January 2008

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.	For definitions and details, please refer to the circular dated 17 January 2008 issued by the Company.

2.	Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 1 February 2008 are eligible to attend the Extraordinary General Meeting.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)	A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)	To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.     Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 13 February 2008.

(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.     Closure of Register of Members

The register of members of the Company will be closed from 3 February 2008 to 3 March 2008 (both days inclusive).

6.     Other Businesses

(i)	The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

1901-5
19/F., Hopewell Centre

183 Queen’s Road East,
Hong Kong

(iii)	The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.: (+86)-10-66491999
Facsimile  No.: (+86)-10-66491860

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Document 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTION

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

 A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 3 to 8 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on page 9 of this circular. A letter from DBS containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 10 to 14 of this circular.

A notice convening the EGM to be held at 9 a.m. on 4 March 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China is set out on pages 20 to 22 of this circular.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Room 1901-5, 19/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

17 January 2008

CONTENTS

Page

Definitions		1

Letter from the Board		3

1.		Introduction

3	2.

Background		4

3.		HEC Coal Framework Agreement

5	4.

The EGM		7

5.		Recommendations

7	6.

Other Information		8

Letter from the Independent Board Committee		9

Letter from DBS		10

Appendix	—

General Information		15

Notice of Extraordinary General Meeting		20

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“associates”	has the meaning ascribed to it in the Listing Rules;
“Board”	the board of Directors of the Company;
“Company”, “HPI”
Huaneng Power International, Inc., a sino foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“connected persons”	has the meaning ascribed to it in the Listing Rules;
“DBS”
DBS Asia Capital Limited, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the HEC Coal Framework Agreement (and the proposed cap), and a licensed corporation for Type 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;
“EGM”	an extraordinary general meeting of the Company to be held for shareholders of the Company on 4 March 2008 to consider and approve HEC Coal Framework Agreement (and the proposed cap);
“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;
“HIPDC”	Huaneng International Power Development Corporation;
“HEC Coal Framework Agreement”	the coal purchase and coal transportation framework agreement dated 3 January 2008 entered into between the Company and Huaneng Energy Communication;
“Huaneng Energy Communication”	Huaneng Energy & Communications Holding Co., Ltd.;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Huaneng Group”	China Huaneng Group;
“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the HEC Coal Framework Agreement, comprising Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning, the independent non-executive Directors of the Company;

“Independent Shareholders”	Shareholders other than Huaneng Group, HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by HEC Coal Framework Agreement;
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Latest Practicable Date”	11 January 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
“PRC”	the People’s Republic of China;
“RMB”	Renminbi, the lawful currency of the PRC;
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
“Shareholders”	the shareholders of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiaries”	has the meaning ascribed to it in the Listing Rules.

LETTER FROM THE BOARD

 (a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)
Directors: Li Xiaopeng Huang Yongda Na Xizhi Huang Long Wu Dawei Shan Qunying Ding Shida Xu Zujian Liu Shuyuan
Legal Address:
 West Wing, Building C
 Tianyin Mansion
 No. 2C
 Fuxingmennan Street
 Xicheng District
 Beijing 100031
 PRC
Independent Non-executive Directors:
 Qian Zhongwei
 Xia Donglin
 Liu Jipeng
 Wu Yusheng
 Yu Ning

17 January 2008

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION1.                                                                                                 INTRODUCTION

On 3 January 2008, the Board made an announcement (“Announcement”) regarding, among other things, the continuing connected transaction arising from the HEC Coal Framework Agreement. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transaction as contemplated by the HEC Coal Framework Agreement and will convene a general meeting for obtaining the Independent Shareholders’ approvals for the conduct of the continuing connected transaction as contemplated by the HEC Coal Framework Agreement (and its proposed cap).

The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. DBS has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the HEC Coal Framework Agreement (and the proposed cap) and whether the HEC Coal Framework Agreement is in the interests of the Company and its shareholders as a whole. The letter of advice from DBS to the Independent Board Committee and the Independent Shareholders is included in this circular.

The purposes of this circular are:

(i)            to provide you with further information in relation to the transactions as contemplated by the HEC Coal Framework Agreement;

(ii)            to set out the letter of advice from DBS to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by DBS; and

(iii)            to seek your approval of the ordinary resolution in relation to the transactions as contemplated by the HEC Coal Framework Agreement (together with its cap), which are set out in the notice of the EGM.

2.            BACKGROUND

The Company and its subsidiaries develop, construct, operate and manage power plants in China nationwide, with a total generation capacity of 32,575MW on an equity basis as at the Latest Practicable Date. The Company wholly owns seventeen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in five operating power companies. To date, it is one of the largest listed power producers in China.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investments, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Energy Communication is a company incorporated in China. Its principal scope of business includes import and export businesses, international tendering and agency, and investment and management in infrastructure projects for coal/road/port/maritime transportation services.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds approximately 8.75% of the total issued share capital of the Company. As of the Latest Practicable Date, HIPDC held approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group.

The relationships among the Company, Huaneng Group, HIPDC and Huaneng Energy Communication are as follows:

* Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 50% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

The transactions as contemplated by the HEC Coal Framework Agreement constitute continuing connected transaction to the Company. As the transaction scale of such transactions in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules, the HEC Coal Framework Agreement (and its cap) shall be subject to the Independent Shareholders’ approvals according to Rule 14A.18 of the Listing Rules. Huaneng Group, HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions contemplated by HEC Coal Framework Agreement will abstain from voting at the EGM in respect of the ordinary resolution to approve the HEC Coal Framework Agreement (and its cap).

3.            HEC COAL FRAMEWORK AGREEMENT

As approved by the Board, the Company entered into the HEC Coal Framework Agreement with Huaneng Energy Communication on 3 January 2008, for a term commencing from 1 January 2008 expiring on 31st December 2008. As mentioned above, Huaneng Group is the ultimate controlling shareholder of the Company, holding approximately

51.98% direct interest and 5% indirect interest in HIPDC and approximately 8.75% of the total issued share capital of the Company. Currently, HIPDC holds approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group and a connected person of the Company under the Listing Rules. The transactions between Huaneng Energy Communication (including its subsidiaries and associates) and the Company constitute connected transactions under the Listing Rules and are required to comply with the applicable disclosure requirements and/or to obtain approval from the Independent Shareholders under the Listing Rules.

Coal is the major raw material of the Company for power generation. Pursuant to the HEC Coal Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the coal prices and the transportation service fee shall be no less favorable than those offered by Huaneng Energy Communication and its subsidiaries and associates to independent third parties for the same or similar type of coal supply or transportation services.

For the eleven months ended 30 November 2007, the Company has purchased coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates for an aggregate amount of approximately RMB2,575 million (unaudited) (the annual cap for 2007 is RMB4,200 million, please see the Company’s announcement dated 15 January 2007 and the Company’s circular dated 30 January 2007). The estimated annual aggregate amount for the purchase of coal and the coal transportation service fee paid to Huaneng Energy Communication and its subsidiaries and associates for the year ending 31 December 2008 shall not exceed RMB5,900 million, where the payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The estimated cap is based on the existing overall scale and operations of the power plants, as well as the anticipated development and growth of the Company, which the Company deems reasonable. For the first half of 2007, the Company purchased part of the coal and coal transportation services from other independent third parties at prices which were relatively lower than the prices offered by Huaneng Energy Communication and its subsidiaries and associates. However, as part of the measures to combat the increase in coal prices during the lower part of 2007, the Company increased the volume of coal purchase from Huaneng Energy Communication and its subsidiaries and associates so that the Company could obtain favorable prices for bulk purchase. In addition, in 2007, a total of nine new thermal generating units of the Company commenced operation. The total controlling generation capacity increased by 7,000 MW. As a result of the increase in operating generating units and generation capacity and taking into consideration the factor of maintaining stability in coal supply, the Company has been experiencing an increasing demand for coal and coal transportation services to meet its operational need. The transaction amount in relation to the connected transactions of purchasing coal and coal transportation services in 2008 will therefore increase.

Huaneng Energy Communication and its subsidiaries and associates have the advantage of quoting favorable prices for bulk purchase of coal. Taking into consideration their ability to offer to the Company favorable prices for coal, and owing to their close relationships with the Company, they are able to provide to the Company the coal in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, Huaneng Energy Communication and its subsidiaries and associates operate a sizable fleet specializing in the provision of domestic maritime transportation services in China. Since the reliability and the relative high quality of management and transportation services provided by Huaneng Energy Communication and its subsidiaries and associates could reduce the operational risks and enhance the efficiency of the daily operation of the Company, the Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates under the HEC Coal Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

4.            THE EGM

The transactions as contemplated by the HEC Coal Framework Agreement constitute continuing connected transaction to the Company. The aggregate of the transaction scale of the HEC Coal Framework Agreement exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Pursuant to Rule 14A.18 of the Listing Rules, the Company shall obtain the Independent Shareholders’ approvals for the conduct of the transactions as contemplated by the HEC Coal Framework Agreement and the cap thereof. The EGM will be held for considering and approving the HEC Coal Framework Agreement and the cap thereof by the Independent Shareholders. Huaneng Group,

HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions contemplated by HEC Coal Framework Agreement (holding an aggregate of 6,121,786,667 shares in the Company, representing approximately 50.78% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting at the EGM, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Listing Rules. The Notice of EGM is set out on pages 20 to 22 of this circular.

The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the EGM, such transaction will not (and the Company will through its internal control system to ensure that such transaction will not) exceed the relevant threshold that requires independent shareholders’ approval under the Listing Rules.

A reply slip and a form of proxy for use by the Independent Shareholders at the EGM are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC as soon as possible but in any event not later than 13 February 2008. The enclosed form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Room 1901-5, 19/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

5.            RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on page 9 of this circular, and which contains their recommendation in respect of the HEC Coal Framework Agreement (and its cap).

The letter of advice from DBS to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the HEC Coal Framework Agreement (and its cap) and whether the HEC Coal Framework Agreement is in the interests of the Company and its shareholders as a whole is set out on pages 10 to 14 of this circular.

The Independent Board Committee, having taken into account the advice of DBS, considers that the terms of the HEC Coal Framework Agreement (and its cap) are fair and reasonable so far as the Independent Shareholders are concerned and that the HEC Coal Framework Agreement (and its cap) are in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the HEC Coal Framework Agreement and the transaction as contemplated thereby (together with its cap).

6.            OTHER INFORMATION

Your attention is drawn to the general information set out in the appendices to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Li Xiaopeng Chairman

 LETTER FROM THE INDEPENDENT Board Committee

 (a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Registered office: West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing 100031 The People’s Republic of China
17 January 2008

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the HEC Coal Framework Agreement (and its cap), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 17 January 2008, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Listing Rules, the transactions as contemplated by the HEC Coal Framework Agreement constitute continuing connected transaction to the Company. Accordingly, the conduct of transactions as contemplated by the HEC Coal Framework Agreement (and its cap) will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from DBS set out on pages 10 to 14 of the Circular. We have discussed the letter and the opinion contained therein with DBS.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, DBS, as stated in its aforementioned letter, we consider the terms of the HEC Coal Framework Agreement (and its cap) to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the HEC Coal Framework Agreement (and its cap) are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 4 March 2008 and thereby approve the HEC Coal Framework Agreement and the transaction contemplated thereby (and its cap).

Yours faithfully, Qian Zhongwei Xia Donglin Liu Jipeng Wu YushengYu Ning Independent Directors
 LETTER FROM DBS

The following is the text of the letter of advice from DBS, the independent financial adviser to the Independent Board Committee and Independent Shareholders, in relation to the continuing connected transaction, which has been prepared for the purpose of inclusion in this circular.

17 January 2008

To the Independent Board Committee
  and Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONINTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and Independent Shareholders in relation to the transactions arising from the HEC Coal Framework Agreement (the “Continuing Connected Transaction”), details of which are set out in the letter from the Board (“Letter from the Board”) in the circular of the Company to its Shareholders dated 17 January 2008 (“Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 3 January 2008, the Board made an announcement (“Announcement”) regarding, among other things, the Continuing Connected Transaction. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the Continuing Connected Transaction and will convene a general meeting for obtaining the Independent Shareholders’ approvals for the conduct of the Continuing Connected Transaction (and its proposed cap).

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group holds a 5% indirect interest in HIPDC and directly holds approximately 8.75% of the total issued share capital of the Company. As of the Latest Practicable Date, HIPDC held approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group.

A diagrammatical presentation of the relationships of the abovementioned entities is set out on page 5 of the Circular.

The transactions as contemplated by the HEC Coal Framework Agreement constitute continuing connected transactions to the Company. As the scale of such transactions in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules, the HEC Coal Framework Agreement (and its cap) shall be subject to the Independent Shareholders’ approvals according to Rule 14A.18 of the Listing Rules. Huaneng Group, HIPDC and their respective associates, and Shareholders who are involved in or interested in the transactions contemplated by the HEC Coal Framework Agreement, will abstain from voting at the EGM in respect of the ordinary resolution to approve the HEC Coal Framework Agreement (and its cap).

Our scope of work under this engagement is to assess whether the terms of the Continuing Connected Transaction are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote in respect of the Continuing Connected Transaction.

BASIS OF OUR OPINION

In arriving at our opinion, we have relied on the information, opinions and facts supplied, and representations made, to us by the Directors, advisers and representatives of the Company (including those contained or referred to in the Circular). We have also assumed that the information and representations contained or referred to in the Circular were true and accurate in all respects at the time they were made and continue to be so at the date of dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or other prospects of the Company or any of its respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the terms of the Continuing Connected Transaction, we have considered the following principal factors and reasons:

1.            Background

Background of the Company and its subsidiaries

The Company and its subsidiaries develop, construct, operate and manage power plants in China nationwide, with a total generation capacity of 32,575MW on an equity basis as at the Latest Practicable Date. The Company wholly owns seventeen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in five operating power companies. To date, it is one of the largest listed power producers in China.

Background of Huaneng Group

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investments, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Background of Huaneng Energy Communication

Huaneng Energy Communication is a company incorporated in China. The principal scope of business of Huaneng Energy Communication includes import and export businesses, international tendering and agency, and investment and management in infrastructure projects for coal/road/port/maritime transportation services.

2.            Reasons for the purchase of coal and related transportation services

As mentioned in the Circular in the section entitled “Letter from the Board”, Huaneng Energy Communication and its subsidiaries and associates have the advantage of quoting favorable prices for bulk purchase of coal. Furthermore, since coal is the major raw material of the Company for power generation, a reliable source of coal is important to the operations of the Company. According to the HEC Framework Agreement, the Company will only purchase coal and related transportation services from Huaneng Energy Communication and its subsidiaries and associates at no less favorable terms for coal and coal maritime transportation service that are available in the market. In addition, Huaneng Energy Communication and its subsidiaries and associates are able to supply coal to the Company in a timely and reliable manner, thereby minimizing the management and operational costs of the Company, and reducing operational risk. In addition, Huaneng Energy Communication and its subsidiaries and associates operate a sizable fleet specializing in the provision of domestic maritime transportation services in China. Since the reliability and the relative high quality of management and transportation services provided by Huaneng Energy Communication and its subsidiaries and associates could reduce the operational risks and enhance the efficiency of the daily operation of the Company, the Directors are of the opinion that the transactions for the purchase of coal and coal maritime transportation services from Huaneng Energy Communication and its subsidiaries and associates under the HEC Coal Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

3.            Terms of the Agreement

Pursuant to the HEC Coal Framework Agreement, the Company will purchase coal and coal maritime transportation services from Huaneng Energy Communication and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market condition, and in any event the coal prices and the transportation service fee shall be no less favorable than those offered by Huaneng Energy Communication and its subsidiaries and associates to independent third parties for the same or similar type of coal supply or transportation services.

Having discussed with the management of the Company and reviewed records of certain past transactions, we noted that the past transactions, i.e., purchase of coal and coal related maritime transportation services, between the Company and Huaneng Energy Communication and its subsidiaries and associates were on normal commercial terms and on terms no less favorable to the Company than those available from independent third parties.

Taking into consideration of (i) the benefits of entering into the HEC Coal Framework Agreement as mentioned in the paragraph entitled “Reasons for the purchase of coal and related transportation services” above, (ii) the HEC Coal Framework Agreement was entered into in the ordinary and usual course of business of the Company; and on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); we concur with the Directors’ opinion and of the view that the terms of the HEC Coal Framework Agreement are fair and reasonable and the HEC Coal Framework Agreement is in the interests of the Company and its shareholders as a whole.

4.            Proposed caps

For the eleven months ended 30 November 2007, the Company has purchased coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates for an aggregate amount of approximately RMB2,575 million (unaudited), which represents approximately 8.9% of the total purchase of coal and coal maritime transportation services of the Company in the same period. The estimated cap amount for the purchase of coal and coal maritime transportation services from Huaneng Energy Communication and its subsidiaries and associates for the year ending 31 December 2008 shall not exceed RMB5,900 million which represents approximately 20.3% of the total purchase of coal and coal maritime transportation services of the Company and its subsidiaries in the eleven months ended 30 November 2007.

The cap mentioned above is estimated based on the existing overall scale and operations of the power plants, the anticipated development and growth of the Company as well as the estimated increase in prices of coal and coal transportation services in 2008. As stated in the Circular in the section entitled “Letter from the Board”, the Company and its subsidiaries own a total generation capacity of 32,575MW on an equity basis. We note that in 2007, a total of nine new thermal generating units of the Company commenced operation. The total controlling generation capacity increased by 7,000MW. As a result of the increase in the operating generating units and the scale of generation capacity, the total demand for coal is expected to increase by approximately 6 million tonnes to meet the operational need of the Company and its subsidiaries in 2008. In addition to the projected increase in demand for coal, the Company also estimated that prices for coal and coal related maritime transportation service will increase in 2008. The management of the Company further advises that after considering (i) the expected increase in demand for coal in 2008, (ii) the fact that the Company will purchase from Huaneng Energy Communication and its subsidiaries and associates at no less favorable terms than those available from independent suppliers in the market, (iii) the ability of Huaneng Energy Communication and its subsidiaries and associates to provide coal to the Company in a timely and reliable manner; and (iv) the supply capability of Huaneng Energy Communication and its subsidiaries and associates, the Company expects to increase the purchase of coal from Huaneng Energy Communication and its subsidiaries and associates from approximately 3.62 million tonnes for the eleven months ended 30 November 2007 to 8 million tonnes for the year ended 31 December 2008. Furthermore, when determining the cap for the coal related maritime transportation services, the Company has taken into consideration (i) the capacity of coal related maritime transportation services of Huaneng Energy Communication and its subsidiaries and associates, and (ii) the reliability and the relative high quality of management and transportation services provided by Huaneng Energy Communication and its subsidiaries and associates. Accordingly, the Company intends to purchase approximately 30 million tonnes of coal related maritime transportation services from Huaneng Energy Communication and its subsidiaries and associates.

Having considered the bases and reasons in determining the cap of the HEC Coal Framework Agreement discussed above, we consider the estimated cap amount of RMB 5,900 million in 2008 as fair and reasonable.

RECOMMENDATION

Taking into consideration the above principal factors and reasons, we are of the opinion that the Continuing Connected Transaction is in the interests of the Company and the Independent Shareholders as a whole and that the terms of the Continuing Connected Transaction are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Directors to advice the Independent Shareholders to vote in favor of the Continuing Connected Transaction at the EGM.

Yours faithfully,For and on behalf ofDBS ASIA CAPITAL LIMITED	George HongchoyManaging Director
Liu Xiao FengManaging Director

 APPENDIX GENERAL INFORMATION

1.            RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.            DISCLOSURE OF INTEREST

(a)            Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)            Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation#	Domestic shares	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	—

China Huaneng Group#	Domestic shares	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	—

Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	5.00%(L)	6.7%(L)	—
JP Morgan Chase Bank	H shares	108,190,980(L)	Investment manager and custodian	0.90%(L)	—	3.54%(L)

J.P. Morgan Fleming Asset Management (Asia) Inc.	H shares	83,918,000(L)	Investment manager	0.70%(L)	—	2.75%(L)

J.P. Morgan Fleming Asset Management Holdings Inc.	H shares	83,198,000(L)	Investment manager	0.69%(L)	—	2.72%(L)

JF Asset Management Limited	H shares	80,298,000(L)	Investment manager	0.67%(L)	—	2.63%(L)

Note: The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

# As of date of this circular, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

3.            MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2006, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.            LITIGATION

None of the Company and its subsidiaries was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries as at the Latest Practicable Date.

5.            CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification
DBS	Licensed corporation under the SFO to engage in Type 1 (dealing securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.            SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.            DIRECTORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, Supervisors, proposed Directors or proposed Supervisors of the Company had any interest in any assets which have been since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.            DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.            PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 66 of the articles of association of the Company, at any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)            by the chairman of the meeting;

(b)            by at least two (2) shareholders present in person or by proxy entitled to vote thereat; or

(c)            by one (1) or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting,

before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

10.            MISCELLANEOUS

(a)            Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rules 8.17 and 19A.16 of the Listing Rules in relation to the appointment of Mr. Gu Biquan as the Company secretary of the Company dated 20 December 2007, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Mr. Gu Biquan in the discharge of his duties as the Company Secretary under the Listing Rules.

(b)            Ms. Zhou Hui is the Qualified Accountant of the Company. Ms. Zhou Hui is a PRC qualified accountant. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to of the Company dated 17 July 2006, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Ms. Zhou Hui in the discharge of her duties as a qualified accountant under the Listing Rules.

(c)            The head office and legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 19/F Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)            In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.            DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 4 March 2008:

(a)            the Articles of Association of the Company;

(b)            the letter from the Independent Board Committee, as set out in this circular;

(c)            the letter from DBS, the independent financial adviser, as set out in this circular;

(d)            the written consent of DBS referred to in this appendix; and

(e)            the HEC Coal Framework Agreement. Notice of Extraordinary General Meeting

 (a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 4 March 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following ordinary resolution:

Ordinary Resolution:1.                                                       To consider and approve the coal purchase and coal transportation framework agreement entered into between the Company and Huaneng Energy & Communications Holding Co., Ltd., the continuing connected transaction as contemplated thereby and the transaction cap for 2008 thereof.(Note 1)

By Order of the Board Gu Biquan Company Secretary

17 January 2008

Registered address of the Company:
 West Wing, Building C,
 Tianyin Mansion,
 2C Fuxingmennan Street,
 Xicheng District,
 Beijing 100031,
 The People’s Republic of China

Notes:

1.            For definitions and details, please refer to the circular dated 17 January 2008 issued by the Company.

2.

Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 1 February 2008 are eligible to attend the Extraordinary General Meeting.

3.

Proxy

(i)            A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)            A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)            To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)            A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.

Registration procedures for attending the Extraordinary General Meeting

(i)            A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)            Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 13 February 2008.

(iii)            Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.

Closure of Register of Members

The register of members of the Company will be closed from 3 February 2008 to 3 March 2008 (both days inclusive).

6.

Other Businesses

(i)            The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)            The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

1901-5
 19/F., Hopewell Centre
 183 Queen’s Road East,
 Hong Kong
 (iii)            The registered address of the Company is at:

West Wing, Building C,
 Tianyin Mansion,
 2C Fuxingmennan Street,
 Xicheng District,
 Beijing 100031,
 The People’s Republic of China

Telephone No.: (+86)-10-66491999
 Facsimile  No.: (+86)-10-66491860

 (a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2) of  , Shareholders’ Account:  and I.D. No.:  , being the holder(s) of H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint(Note 3) , I.D. No.: (of  ), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 9:00 a.m. on 4 March 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.(Note 6)

	Ordinary Resolution:—	For (Note 4)	Against (Note 4)
1.
To approve the coal purchase and coal transportation framework agreement entered into between the Company and Huaneng Energy & Communications Holding Co., Ltd., the continuing connected transaction contemplated thereby and the transaction cap for 2008 thereof.

Date:  2008  Signature: (Note 5)

Notes:

1.            Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.            Please insert full name(s) and address(es) in BLOCK LETTERS.

3.            Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.            Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.            This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.            This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

 (a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for Extraordinary General Meeting

I/(We) of Telephone number:  and Fax number:  , being the holder(s) of  H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the extraordinary general meeting (the “EGM”) to be held at 9:00 a.m. on 4 March 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:	Date:

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491860). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:                      Company Secretary

Date:    January 17, 2008